Park View OZ REIT Inc

One Beacon Street

32nd Floor

Boston, MA 02108

December 22, 2020

Division of Corporate Finance

United States Securities and Exchange Commission

Office of Real Estate and Construction

100 F Street, NE

Washington, DC 20549

Re:	Park View OZ REIT Inc
Amendment No. 2 to Offering Statement on Form 1-A
Filed December 4, 2020
File No. 024-11337

Dear Sir or Madam:

Park View OZ REIT Inc (“Park View”) received your correspondence dated December 16, 2020 regarding comments on Park View’s Amendment No. 2 to the Form 1-A as filed on December 4, 2020 (the “Form 1-A”). This letter responds to your comments listed in your December 16, 2020 letter. We have repeated your comments in italics and then provided our response below each comment.

Amendment No. 2 to Offering Statement on Form 1-A

General

Comment No. 1   We note your response to comment 1. On page i, please revise your statement about "an experienced management team" to disclose that your management and sponsor have no public track record with any programs with similar investment objectives.

Response :	We have revised our disclosure on pages i, 6, and 14.

Risk Factors – Subscriptions in this offering may be postponed for up to 12 months . . ., page 33

Comment No. 2   We note your response to comment 3. Please clarify your disclosure and explain why subscriptions may be postponed for up to 12 months.

Response:             We have removed the ability of the Company to hold subscriptions for up to 12 months and we have revised our disclosure on Form 1-A on pages v, 7, 8, 12, 22, 33, 136, 137, 138, and 139. We have also amended and updated our Management Agreement attached as Exhibit 6.2.

Appendix A: Form of Subscription Agreement, page A-3

Comment No. 3   We note clause 3.6 of your subscription agreement states: “The Subscriber has read, reviewed and understood the risk factors set forth in the Offering Circular.” Please revise your subscription agreement to clarify that an investor should review the offering circular. Please note that a shareholder should not be required to acknowledge he or she has “read” “reviewed” or “understands” all of the terms of the offering. Please revise your subscription agreement as appropriate to remove similar disclosure.

Response:              We have revised our Form of Subscription Agreement to remove such disclosure.

We hope we have adequately addressed your comments. If you need further information or have additional comments, please contact Victoria B. Bantz, Esq. (vbantz@bfwlaw.com) at 720-493-8078.

Respectfully submitted,

Park View OZ REIT Inc

/s/Michael Kelley

By: Michael Kelley

President & CEO

cc:      Victoria B. Bantz, Esq.